November 14, 2012

Board of Directors

BFC Financial Corporation

2100 West Cypress Creek Blvd.

Ft. Lauderdale, FL 33309

RE: Fairness Opinion and Supporting Analysis

Members of the Board:

BFC Financial Corporation (“BFC”) and its wholly-owned subsidiary, Woodbridge Holdings, LLC (“WHC”) (unless the context otherwise requires, BFC and WHC are herein referred to collectively as BFC) have entered into an Agreement and Plan of Merger (“Agreement”) whereby BFC and WHC have agreed to acquire all of the shares of Bluegreen Corporation (“BXG”), not owned by BFC, via a cash merger at a price of $10.00 per share (the “Offer”). There are 14,630,560 shares of BXG not owned by BFC which will require an investment of $146,305,600 plus the cash payment of the in-the-money value of management and director options and SARs estimated to be $4,500,000 for a total investment of approximately $151,000,000. WHC currently owns 16,922,953 (53.6%) shares of the 31,553,513 BXG shares outstanding. The Offer requires the approval by BXG’s shareholders holding two-thirds of BXG’s outstanding shares, and upon consummation of the Agreement, BXG will become a subsidiary of BFC.

BXG

BXG has been active in the Vacation Ownership Industry (“VOI”) for over 35 years, and the VOI market is dominated by three large companies, Starwood, Wyndham, and Marriott’s spin-off, Marriot’s Vacations Worldwide (“VAC”). These three companies are much larger than BXG, and their operations are international in scope. BXG has become a sales, marketing, and management company whose operations are focused in the VOI industry. It offers these services in 59 resorts located primarily in coastal markets of the United States which are available to BXG’s VOI purchasers, and BXG participates in an exchange program that offers BXG clients the availability of VOI resorts worldwide.

The recession caused the industry’s annual revenues to decline from $10 billion to $6 billion over the past five years, and BXG has curtailed its operations including the sale of its subsidiary, Bluegreen Communities, Inc., that operated in the real estate development business. After several years of losses, including a $44,000,000 loss in 2010 created by the sale of Bluegreen Communities, Inc., BXG returned to profitability in 2012 with net income for the first nine months of approximately $30,000,000 (Exhibit A). BXG shares are listed on the NYSE and trade at an average volume of 20,000 to 30,000 shares per day, and BXG has over 3,000 shareholders including 59 institutional shareholders. They owned 5,930,000 shares (excluding BFC’s current ownership), or 19% of BXG, as of June 30, 2012. A list of the institutional holders is included in Appendix VII.

In dealing with the recession, BXG reduced the scale of its operations and its dependence on capital and improved its operating efficiencies. As a result, BXG has generated over $100,000,000 in cash from the sale of assets and from its profitable operations. BXG has net operating loss carryforwards to shelter the majority of its taxable earnings through 2015.

BFC and BXG

BFC is a holding company whose primary assets are its ownership of approximately 53% of the outstanding common stock of BBX Capital Corporation (“BBX”), and its ownership of 53.6% of the outstanding shares of BXG. BFC, as of September 30, 2012, had total assets of approximately $1,550,000,000 and approximately $522,000,000 in equity on a consolidated basis. BBX is an NYSE listed company with approximately $500,000,000 in assets and $255,000,000 in equity on a consolidated basis as of September 30, 2012. The financial statements for BFC, BXG, and BBX are included in the Appendix, and Exhibit A provides pertinent data for BXG as of September 30, 3012.

Engagement of Allen C. Ewing & Co.

Allen C. Ewing & Co. (“Ewing”) has been engaged by the Board of Directors of BFC to review the proposed terms of the Offer as described in the Agreement and to render its opinion as to their fairness, from a financial point of view, to the BFC Class A and Class B shareholders.

In arriving at its opinion, Ewing reviewed: (i) the terms of the Agreement; (ii) Form 10-K’s, 10-Q‘s and 8-K’s of BFC and BXG for 2011 and the three quarters ended September 30, 2012; (iii) the unaudited balance sheets, income statements, and other information provided by BFC and BXG for 2011 and the three quarters ended September 30, 2012; (iv) financial and operating information provided by the management of BFC and BXG; (v) publicly available information concerning BFC and BXG; (vi) prices and trading volumes of the stocks of BFC and BXG over the past twelve months; and (vii) the institutional shareholder list of BXG.

Ewing held discussions with the management of BXG concerning its current financial condition and its future outlook as well as discussions with BFC management concerning its objectives in acquiring the shares of BXG.

Background

BFC and BXG entered into a prior merger agreement on November 11, 2011 providing for the exchange of eight shares of BFC’s Class A common stock for each outstanding share of BXG common stock. BXG shares were trading at approximately $2.00 per share immediately prior to the announcement of the 2011 merger agreement (Exhibit E). The shares of BXG subsequently traded at $6.00 per share primarily because of the implied value of the exchange offer by BFC. The November 2011 merger agreement will be cancelled as part of the Agreement.

ALLEN C. EWING & CO.	Page 2

Methodology

The determination of the fairness of the terms of a transaction for the benefit of the shareholders of a company that is being merged generally involves comparisons with similar transactions involving similar companies. While Ewing utilized traditional methodologies in deriving the value of BXG shares, including Discounted Cash Flow (“DCF”) and Enterprise Value (“EV”), it also considered the financial effects that the Offer would have on the future cash flows of BFC. The exhibits provide information utilized in Ewing’s analysis.

Exhibit A	Pertinent Financial Data (September 30, 2012)
Exhibit B	Ownership of BXG Shares
Exhibit C	Determination of DCF Value for BXG Shares Based on its
Business Plan and a Hypothetical Sale of BXG
Exhibit D	Market Price Premiums Represented by the Offer
Exhibit E	Stock Prices of BXG and BFC – November 2011 – November 2012
Exhibit F	Stock Prices of BXG – 2000 – 2012

Financing

BFC may utilize funding for the Offer from either BBX or by using its own resources including the use of BXG’s assets and stock as collateral for debt financing. As of September 30, 2012, BXG had approximately $100,000,000 in cash which may be available to fund a portion of the $151,000,000 cost for the purchase of the shares

BFC consolidates the operations of BXG in its financial statements, and the existing minority ownership of BXG shares held by the public is reflected on BFC’s balance sheet and income statement as non-controlling interests. The accounting for the purchase of the shares and the cash merger will depend on how the Offer is financed.

As the terms and sources of the financing for the Offer have not been determined as of this date, Ewing has no opinion concerning the financing terms or the accounting for BFC. The Agreement includes a provision, whereby the obligation of BFC to consummate and effect the Merger is subject to BFC obtaining all financing necessary to pay the aggregate Merger Consideration required to consummate the Merger.

The Effect of the Offer on BFC’s Future Cash Flows

BXG’s business plan projects the generation of cash flows as follows:

Projected Cash
Flows Of BXG
Year	(000,000)

2013	$58.7
2014	$69.1
2015	$50.1

ALLEN C. EWING & CO.	Page 3

These cash flows are projected to be in excess of the cash required for BXG’s working capital requirements and may be available for distributions to BFC beginning in 2013. BXG has not declared dividends in recent years, and the projected cash flows, if available for distribution, would significantly enhance the potential cash flows of BFC from BXG.

Discounted Cash Flow

The use of a Discounted Cash Flow (“DCF”) Methodology in valuing cash producing enterprises is a methodology that estimates the present value of the projected cash flows of an enterprise including a terminal value created by a projected sale of the enterprise. Ewing considered the projected cash flows from BXG’s business plan which are in excess of its working capital requirements to represent distributable cash, i.e. dividends, and Ewing assumed a sale of BXG at the end of 2015.

Ewing utilized a multiple of five (5.0) times BXG’s EBITDA as projected for 2015 to determine a hypothetical sales price for BXG based on comparable multiples, and Ewing utilized rates of 18% to 20% in discounting the value of the projected cash flows which reflected the cyclicality of the VOI industry and its sensitivity to the economy.

Ewing applied the DCF Methodology to BXG and calculated the present values of BXG’s shares of $10.11 - $10.56 per share (Exhibit C) which approximated the $10.00 per share price of the Offer.

Enterprise Value

EV is a method for determining the value of a company, and it is often considered to represent the “takeover value” of a company. It is a more comprehensive valuation than values based on price/earnings multiples or market capitalization as it takes into consideration a company’s debt and non-control interest. The formula for calculating the EV of BXG is:

Market Cap of Equity + Corporate Debt1 + Non-Control Interest – Cash

September 30, 2012

Market Cap of BXG’s Equity	$6.28 x 31,553,513 shares	$198,156,061
Corporate Debt		$131,223,000
Non-Control Interest		$ 39,201,000
Cash		($100,200,000)
Enterprise Value		$268,380,061

 The above calculation indicates that the EV for BXG based on its market price of $6.28 as of September 30, 2012, was $268,380,061, or $8.54 per share.

EVs are often used to compare the values of companies by calculating the ratio of their EV to their EBITDA.2 These ratios for the industry’s largest companies, Starwood, Wyndham, and VAC, were 11 to 12 in mid-November 2012 versus 3.4 for BXG prior to November 10, 2011, the date prior to the announcement of the previous exchange offer by BFC, and 2.7 as of September 30, 2012.

1 Excludes self liquidating debt secured by VOIs and A/Rec

2 EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization. Source: Published company information.

ALLEN C. EWING & CO.	Page 4

Ewing observed that the four largest companies of the VOI industry including BXG have survived the recession and that the current stock markets are valuing Starwood, Wyndham, and VAC at relatively high EV/EBITDA ratios. The industry has downsized, and VOI companies have become more efficient. BXG shares and its EV have been depressed because of the recession, the $44,000,000 expense of its corporate restructuring, the lack of credit available to finance VOIs, its relatively small size, and the fact that it is controlled by another company. The market traditionally places a higher value, EV, on the shares of larger companies because of their greater market share, established brand names, better access to capital, more stable earnings, and the greater liquidity of their shares. Based on BXG’s projected cash flows for 2013 – 2015, its valuation should improve.

Premium Analysis

Exhibit E compares the price of the Offer to the market price of BXG from November 10, 2011, the day before the 8-to-1 exchange offer by BFC was announced, to November 13, 2012, the day before the announcement of the Offer. On November 13, 2012, the indicated purchase premium was over 70% which was a high premium by today’s standards.

Historical Market Prices for BXG Shares

Exhibit F reflects that BXG shares traded at $10.00 per share or higher from 2004 – 2008, and Exhibit D illustrates the prices of BXG and BFC during the period from November 1, 2011 and November 14, 2012, the announcement date of the Offer, during which time various events occurred that affected the price of BXG’s shares.

Market Comparisons

Market comparisons can be very important, and this is particularly true in industries where there are many companies of similar size, and M&A transactions can be easily compared via price/book ratios, price/earnings ratios, etc. However, market comparisons are not useful with respect to valuation of BXG’s shares given the current structure of the VOI industry. The table shows the disparity of market size in comparing the values of companies operating in the VOI.

Financial Comparisons – Estimated 2012

(000,000)

Company	Revenues	Earnings	Equity

Starwood	$3,980	$495	$3,120
Wyndham	4,500	455	2,100
VAC	1,600	100	600
Bluegreen	500	38	340

ALLEN C. EWING & CO.	Page 5

VAC and BXG operate exclusively in the VOI industry, but Starwood and Wyndham are primarily hotel operators. There are comparable ratios for BXG and VAC, but a valuation based on one company is not meaningful. The same conclusion can be reached from the absence of comparable M&A transactions. There were many M&A transactions involving VOI companies in 2000 – 2006 when the economy was strong and real estate values were appreciating. However, during the last five recession years, there have been few transactions other than liquidations. The only comparable transaction involved the Silverleaf Company which was sold at 50% of its book value. For these reasons, Ewing gave little weight to market comparisons in its analysis.

Summary

BFC Financial Corporation has owned a meaningful interest in BXG for ten years or more. BXG has endured the severe problems of the VOI industry during the recession and has taken major steps to improve its operating efficiency, cash flow, and balance sheet. It no longer has the need for the level of capital that was required for the development of its VOI real estate projects in prior years, and it has become primarily a management services and specialty finance company with more consistent cash flow. Unlike many M&A transactions where there can be surprises after a merger, BFC is very familiar with the operations of BXG, and BFC’s management is knowledgeable as to the operations, risks, and potential of BXG.

Ewing compared the price of the Offer with its DCF values per share and its calculation of EV. The DCF calculation indicated a value for BXG shares of $10.11 to $10.56 per share, and the EV of the shares as of September 30, 2012 was $8.54 per share. Ewing also observed that the Offer of $10.00 per share approximates the book value of BXG as of September 30, 2012, of $9.62 per share. The net income of BXG earned in the first nine months of 2012 of $30,570,000 and the cash flow projections from its business plan for 2013 – 2015 which average $60,000,000 per year support the $151,000,000 price of the Offer as do the derived DCF and EV calculations. Ewing considered these factors in rendering its opinion.

Opinion

In rendering its opinion, Ewing does not address BFC’s underlying business decision to make the Offer, nor does Ewing express any opinion as to the price at which the shares of BFC will trade after the transaction is announced. In arriving at its opinion, Ewing assumed and relied upon the accuracy and completeness of the financial and other information provided by BXG and BFC, and Ewing did not perform any independent verification of such information. Ewing relied upon the assurances of the management of both companies that they are not aware of any circumstances that would make such information inaccurate. Ewing did not conduct a physical inspection of the properties and facilities of BXG and did not make any evaluation of its assets and/or liabilities. Ewing’s opinion is based upon the economic conditions existing as of the date of this letter.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstance. In arriving at its opinion, Ewing did not arbitrarily attribute any particular weight to each factor but made judgments as to the relative significance of each. Ewing believes that its opinion should be considered as a whole and that not doing so could create a misleading view of the process underlying its opinion.

ALLEN C. EWING & CO.	Page 6

Ewing is an independent investment banking firm and has no ownership interest in BFC, BBX, or BXG. Ewing served as a financial advisor to BFC in connection with the Offer, and Ewing will receive fees from BFC for its advisory services and the issuance of this fairness opinion. No other party has contributed professional assistance to the preparation of this opinion, and Ewing’s fairness opinion fee is not contingent upon the consummation of the Offer. BFC has indemnified Ewing for certain liabilities that may arise out of the rendering of this opinion.

This opinion letter has been prepared for the exclusive use of the Board of Directors of BFC and may not be used for any other purpose without Ewing’s written consent.

Based upon and subject to the foregoing analysis, it is Ewing’s opinion that the terms of the Offer as described in the Agreement to the owners of the shares of BXG, not owned by BFC, are fair, from a financial point of view, to the Class A and Class B shareholders of BFC.

ALLEN C. EWING & CO.

Benjamin C. Bishop, Jr.

Chairman

ALLEN C. EWING & CO.	Page 7

EXHIBIT A

PERTINENT FINANCIAL DATA ($000’s)

Balance Sheet	Bluegreen Corporation (9/30/2012)
Assets:	$1,061,014
Corporate Debt:	$131,223
Shareholders’ Equity:	$340,772
Number of Shares Outstanding:	31,553,513

Income Statement	For the 9 Months Ended 9/30/12
Revenues:	$340,719
Net Income:	$30,570
Net Income / Share (Period):	$0.96
Net Income / Share (Annualized):	$1.29
Market Price / Share:	$6.28
Price / Earnings Multiple:	4.9x
Book Value / Share:	$9.62

ALLEN C. EWING & CO.	Page 8

EXHIBIT B

PRO-FORMA BXG SHARE OWNERSHIP

No. of BXG shares owned by BFC Financial Corp. (53.6%):	16,922,953
No. of BXG shares owned by non-control shareholders (46.4%):	14,630,560
Total shares outstanding:	31,553,513

Proposed purchase price for non-control shares ($10.00 per share x 14,630,560 shares) plus SARs and in-the-money options:	$151,000,000

ALLEN C. EWING & CO.	Page 9

EXHIBIT C

PROJECTED VALUE OF BXG SHARES BASED ON

DISCOUNTED CASH FLOWS (000,000’s)

	Projected Cash Flow[1]	Discount Factor 20%[2]	Present Value	Projected Cash Flow[1]	Discount Factor 18%[3]	Present Value
2013	$58.7	0.833	$48.9	$58.7	0.847	$49.7
2014	$69.1	0.694	$48.0	$69.7	0.718	$50.0
2015	$50.1	0.579	$29.0	$50.1	0.609	$30.5
(terminal value) 2015[3]	$465.0	0.579	$269.2	$465.0	0.609	$283.2
Present Value			$395.1			$413.5
Less PV of $132MM Corporate Debt	[$132MM x 0.579]		$76.4	[$132MM x 0.609]		$80.4
Estimated Net Price of Equity of BXG[4]	[$395.1 - $76.4]		$318.7	[$413.5 - $80.4]		$333.1
# of Shares Outstanding			31,533,373			31,533,373
Present Value per BXG Share			$10.11			$10.56

(1) Based on BXG’s 2012 Business Plan.

(2) Discount factors of 20% and 18% are based on current valuations of real estate and financial service companies, including banks.

(3) Terminal Value based on 5x EBITDA; BXG’s projected 2015 EBITDA, therefore terminal value = [5 x $93,000,000 = $465,000,000]

(4) Estimated Net Price of Equity of BXG is the present value less the present value of the $132,000,000 corporate debt.

ALLEN C. EWING & CO.	Page 10

EXHIBIT D

PREMIUMS REPRESENTED BY BFC’s

CASH OFFER ON RELEVANT DATES

	Date	BXG Closing Market Price ($)	Price of BFC Cash Offer ($)	Premium of BFC’s Cash Offer Over BXG Market Price (%)	BFC Closing Market Price ($)
(i)	11/10/11	2.08	10.00	381	0.56
(ii)	03/13/12	3.65	10.00	174	0.48
(iii)	06/19/12	5.73	10.00	75	0.68
(iv)	07/31/12	4.79	10.00	109	0.63
(v)	07/31 -11/14	5.99	10.00	67	0.76
(vi)	11/14/12	5.76	10.00	74	0.76

(i)	One day prior to BFC entering into original agreement with BXG.
(ii)	BB&T agrees to modify merger agreement whereby it will assume BankAtlantic trust preferred securities.
(iii)	BFC and BXG announce shareholder approval of proposed merger.
(iv)	The completion date of BB&T’s acquisition of BankAtlantic.
(v)	The average market price from the completion of BB&T’s acquisition of BankAtlantic to the day prior to announcement of BFC’s offer to BXG.
(vi)	One day prior to the announcement of BFC’s offer to BXG.

ALLEN C. EWING & CO.	Page 11

EXHIBIT E

HISTORICAL STOCK PRICES

November 1, 2011 - November 14, 2012

BXG Volume
BXG
BFC
BFC's Offer
Stock Price ($)
Daily Volume
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
11/1/2011
11/22/2011
12/14/2011
1/6/2012
1/30/2012
2/21/2012
3/13/2012
4/3/2012
4/25/2012
5/16/2012
6/7/2012
6/28/2012
7/20/2012
8/10/2012
8/31/2012
9/24/2012
10/15/2012
11/7/2012

ALLEN C. EWING & CO.	Page 12

EXHIBIT F

HISTORICAL BXG STOCK PRICES

January 1, 2000 - November 14, 2012

30.00
25.00
20.00
15.00
10.00
5.00
0.00
Stock Price ($)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
BXG ($)

ALLEN C. EWING & CO.	Page 13